UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

Algorhythm Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

829322304

(CUSIP Number)

Milton C. Ault, III

HYPERSCALE DATA, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Hyperscale Data, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

2

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Ault Lending, LLC.

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1	NAME OF REPORTING PERSONS Kenneth S. Cragun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,535(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,535(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,535(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,868 shares of Common Stock and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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1	NAME OF REPORTING PERSONS Henry C. W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 667(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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1	NAME OF REPORTING PERSONS James M. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 667(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 667 shares of Common Stock underlying certain stock options which are currently exercisable.

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This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Schedule 13D filed by the undersigned on June 13, 2022 as amended on June 16, 2022, June 24, 2022, July 11, 2022, July 29, 2022, September 21, 2022, November 29, 2023, December 26, 2023, September 20, 2024, September 30, 2024, October 8, 2024 and October 17, 2024 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 12, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 12 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Ault Lending were purchased with working capital in open market purchases. The Shares transacted by Ault Lending as reported on this Amendment No. 12 decreased Ault Lending’s aggregate expenditures by $122,324.14. Consequently, as of the date of this Amendment No. 12, Ault Lending has expended an aggregate of $8,829,324.93 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 9,736,850 Shares outstanding, which is the total number of Shares outstanding as of August 16, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

A.	Hyperscale Data

(a)	As of the date hereof, Hyperscale Data may be deemed to beneficially own 300,000 Shares, consisting of Shares held by Ault Lending. Hyperscale Data may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with such entity described in Item 2.

Percentage: 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Hyperscale Data has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Lending

(a)	As of the date hereof, Ault Lending beneficially owns 300,000 Shares held directly by it.

Percentage: 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Other than as previously disclosed on the Schedule 13D and the transactions set forth in Schedule A attached hereto, which are both incorporated by reference, Ault Lending has not entered into any transactions in the Shares during the past sixty days. All of such transactions were effected in the open market.

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C.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 300,000 Shares, consisting of Shares held by Ault Lending. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of his relationship with such entity described in Item 2.

Percentage: 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun beneficially owned 19,535 Shares, which represents (i) 18,868 shares of Common Stock held directly by him and (ii) 667 shares of Common Stock underlying certain stock options which are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 19,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 19,535
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Henry C. W. Nisser

(a)	As of the date hereof, Mr. Nisser beneficially owned 667 Shares, which are issuable upon the exercise of stock options that are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 667
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

F.	James M. Turner

(a)	As of the date hereof, Mr. Turner beneficially owned 667 Shares, which are issuable upon exercise of stock options that are currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 667
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 667
4. Shared power to dispose or direct the disposition: 0

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(c)	Other than as previously disclosed on the Schedule 13D, which are incorporated by reference, Mr. Turner has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on October 18, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        October 21, 2024

HYPERSCALE DATA, INC.
/s/ MILTON C. AULT, III
MILTON C. AULT, III	By:	/s/ MILTON C. AULT, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ KENNETH S. CRAGUN
KENNETH S. CRAGUN	By:	/s/ DAVID J. KATZOFF
		Name:	David J. Katzoff
		Title:	Manager

/s/ HENRY C.W. NISSER
Henry C. W. Nisser

/s/ JAMES M. TURNER
JAMES M. TURNER

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SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(11,045)	0.4110	10/17/2024
Sale of Common Stock	(290,000)	0.4062	10/18/2024

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